UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

April 15, 2020

(Date of Report (Date of earliest event reported))

RAD DIVERSIFIED REIT, INC.

(Exact name of registrant as specified in its charter)

Maryland

(State or other jurisdiction of incorporation)

4115 West Spruce Street STE. 205

Tampa, Florida 33607

 (Address of principal executive offices)

855-909-9294

(Registrant's telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Clarification

This is a clarification of the Current Report (Form 1-U) filed by the Issuer on April 10, 2020.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "projects," "predicts," "intends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled "Risk Factors" in our Offering Statement on Form 1-A dated October 24, 2019, filed with the Securities and Exchange Commission ("SEC"), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC's website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Item 9 Other Events

Declaration of Distributions

On March 31, 2020 and in light of the ongoing coronavirus pandemic, the Company's Board of Directors prospectively declared a guaranteed quarterly distribution of 1.25% of its total capitalization through the last quarter of 2020.  In the event that profits during 2020 are not sufficient to support the declared distribution, the distributions will still be made and any shortfall will be declared a return of shareholder capital during fiscal year 2020.  These distributions will be made on all outstanding stock up to $10,000,000 in total capitalization. The distributions shall be made for fiscal quarters April 1 ? June 30, 2020, July 31 ? September 30, 2020, and October 31 ? December 31, 2020. This shall be known as the "distribution period".

Also on March 31, 2020, the Board of Directors agreed not to exceed a total capitalization of $10,000,000 during the distribution period. The Board of Directors has made this decision to ensure it is able to meet its 2020 distribution commitments.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 15, 2019

RAD Diversified REIT, Inc.

 /s/ Brandon Mendenhall

By: ___________________________________

    Brandon Mendenhall, its CEO